CUSIP No. 02043Q107	13G	Page 1 of 7

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 3)*

Alexza Pharmaceuticals, Inc.

(Name of issuer)

Common Stock, $0.01 par value per share

(Title of class of securities)

15384100

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Abingworth Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,521,207
	7	Sole dispositive power 0
	8	Shared dispositive power 3,521,207
9	Aggregate amount beneficially owned by each reporting person 3,521,207
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 6.8%
12	Type of reporting person (see instructions) CO

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Abingworth LLP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization England
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 3,521,207
	7	Sole dispositive power 0
	8	Shared dispositive power 3,521,207
9	Aggregate amount beneficially owned by each reporting person 3,521,207
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 6.8%
12	Type of reporting person (see instructions) CO

Item 1	(a).	Name of Issuer:

Alexza Pharmaceuticals, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

2091 Stierlin Court, Mountain View CA 94043

Item 2	(a).	Name of Persons Filing:

Abingworth Management Limited and Abingworth LLP. The foregoing individuals are collectively referred to as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The business address for Abingworth Management Limited and Abingworth LLP is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

Item 2	(c).	Citizenship:

Abingworth Management Limited is a corporation organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”)

Item 2	(e).	CUSIP Number:

15384100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Abingworth Management Limited is the manager of Abingworth Bioventures IV LP (“ABV IV”) and Abingworth Bioventures IV Executives LP (“ABV IV Execs”). As of December 31, 2009, ABV IV is the record owner of 1,444,529 shares of Common Stock; and ABV IV Execs is the record owner of 12,383 shares of Common Stock. As the manager of ABV IV and ABV IV Execs, Abingworth Management Limited may be deemed to beneficially own the shares of Common Stock held by ABV IV and ABV IV Execs.

Abingworth LLP is the manager of Abingworth Bioventures V LP (“ABV V”) and Abingworth Bioequities Master Fund LTD (“ABE”). As of December 31, 2009, ABV V is the record owner of 1,284,261 shares of Common Stock; and ABE is the record owner of 780,034 shares of Common Stock. As the manager of ABV V and ABE, Abingworth LLP may be deemed to beneficially own the shares of Common Stock held by ABV V and ABE.

As investment decisions for the investment funds managed by Abingworth Management Limited (ABV IV and ABV IV Execs) and Abingworth LLP (ABV V and ABE) are made by investment committees comprised of substantially the same individuals, each of Abingworth Management Limited and Abingworth LLP may be deemed to beneficially own 3,521,207 shares of Common Stock, which represents the shares of Common Stock held by ABV IV, ABV IV Execs, ABV V and ABE.

On October 5, 2009, ABV V and ABE (the “Warrant Holders”) purchased warrants exercisable at an exercise price of $2.77 per share for up to 775,862 and 387,931, respectively, shares of Common Stock (the “Warrants”), at a purchase price of $0.125 for each share of Common Stock issuable upon exercise of the Warrants from the Issuer. The exercise of the Warrants is limited: the Warrant Holders may only exercise that portion of the Warrants such that such Warrant Holder’s and any other person’s whose beneficial ownership of Common Stock would be aggregated with such Warrant Holder’s beneficial ownership for the purpose of Section 13(d) of the Act beneficial ownership does not exceed 4.999% of the total number of the then issued and outstanding Common Stock (including for such purposes the Common Stock issuable upon the exercise of such Warrants). Accordingly, the Warrants do not provide the Warrant Holders with the right to acquire beneficial ownership within 60 days of any additional shares of Common Stock.

(b) Percent of Class: Abingworth Management Limited and Abingworth LLP may each be deemed to beneficially own 6.8% of the outstanding Common Stock of the Issuer.

The foregoing percentage is calculated based on the 51,616,846 shares of Common Stock reported to be outstanding as of November 6, 2009 as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 9, 2009.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii) shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

ABINGWORTH MANAGEMENT LIMITED

By:	/S/ JAMES ABELL
Name:	James Abell
Title:	Executive Director

ABINGWORTH LLP

By:	/S/ JAMES ABELL
Name:	James Abell
Title:	Member

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Alexza Pharmaceuticals, Inc.

Date: February 11, 2010

ABINGWORTH MANAGEMENT LIMITED

By:	/S/ JAMES ABELL
Name:	James Abell
Title:	Executive Director

ABINGWORTH LLP

By:	/S/ JAMES ABELL
Name:	James Abell
Title:	Member